CF GLOBAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Member, and Those Charged with Governance of:
CF Global Trading, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CF Global Trading, LLC (the "Company") as of December 31, 2024, notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
April 1, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CF GLOBAL TRADING, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	3,766,736
Segregated reserve accounts		39,581
Due from brokers – net of current credit loss allowance of $17,160		573,257
Clearing deposit		500,000
Due from parent and affiliates		200,725
Deferred income tax assets		43,035
Fixed assets - net of accumulated depreciation and amortization of $1,269,500		20,631
Right of use lease assets		42,397
Other assets		84,127
	$	5,270,489

LIABILITIES

Accounts payable and accrued expenses	$	1,059,806
Due to parent and affiliates		2,189
Lease liabilities		42,397
		1,104,392

MEMBER'S CAPITAL

		4,166,097
	$	5,270,489

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC ("CFG", "the Company") is a Delaware limited liability company, was organized on April 18, 2000. The firm is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") and SIPC.

The Company was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis.

Change in Ownership and discontinued operations

On February 1, 2024, CFG was acquired by State Street Corporations (The Parent") and spun-off its wholly owned subsidiaries CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority ("UK"); CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission ("HK") and CFGT EU, Empresa de Investimento (S.A), incorporated in Portugal and regulated by the CMVM ("PT") to subsidiaries for State Street Corporation, in a transaction accounted for under ASC 845, Nonmonetary Transactions, as a nonreciprocal transfer ("The Transaction").

The subsidiaries held a combined balance of cash and cash equivalents and restricted cash of $6,260,856 at December 31, 2023, reflected in the statement of cash flows. recorded the spin-off of its subsidiaries on February 1, 2024 as a $$9,539,764 dividend to its members broken down below. The recording of a $38,000 Partners tax payment adjustment resulted in a $9,577,764 total decrease in equity.

	HK	UK	PT	Total
Assets	$3,080,483	$5,734,426	$724,854	$9,539,764
Liabilities	127,658	663,060	131,845	922,563
Equity	2,952,825	5,071,366	593,009	8,617,201

State Street Corporation is the sole owner of the Company and the firm and its former subsidiaries continue operating as broker dealers within the State Street Corporation group of companies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2] Cash, cash equivalents and restricted cash:

The Company considers money market funds and highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

	12/31/2024
Cash and cash equivalents	$3,766,736
Restricted cash included in segregated reserve accounts	$39,581
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$3,806,317

	01/01/2024
Cash and cash equivalents (Including $6,132,365 in subsidiaries)	$9,718,976
Restricted cash included in segregated reserve accounts (including $128,491 in subsidiaries)	168,180
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$9,887,156

Restricted cash included in segregated reserve accounts on the statement of financial condition represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers although the Company pays only expenses on behalf of customers in accordance with 28(e) and is therefore not required to maintain such an account.

[3] Due from brokers, clearing deposit and accounting for credit losses

The Company adopted FASB ASC 326, Financial Instruments – Credit Losses ("ASC 326").

As a non-clearing broker, the Company has its customers' transactions cleared through the executing broker or other broker-dealers pursuant to clearance agreements. The Company's receivables from broker-dealers and clearing organizations include commissions receivable from settled and unsettled trades, accrued interest receivables and cash deposits.

In accordance with ASC 326, the Company estimates a current expected credit loss ("CECL") as of the reporting date and records the estimate as an allowance for credit losses. Changes in the CECL allowance are reported in Credit Loss expense. The allowance for credit losses is calculated based on the Company's expectation of the collectability of the receivables, considering relevant information and factors such as historical experience, credit quality, age of the balances and current and future conditions that may affect the Company. The Company's expectation is that the credit risk associated with commission receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

For commissions receivable from trades settled pursuant to clearance agreements, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time as the trades are settled daily between the clearing organization and the Company's customers. The Company proactively monitors the settlement activity between the clearing organization and its customers and reviews the credit quality of its counterparties.

The accompanying notes are an integral part to these financial statements   6

CONFIDENTIAL

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's clearing agent held a clearing deposit in the amount of $500,000 on December 31, 2024. The amount receivable from the clearing agent and other brokers was $1,073,257 and the Company's CECL allowance $17,160 as at December 31, 2024.

	12/31/2024
Amounts receivable from clearing organizations	
Security Deposits	$500,000
Trades pending settlement	4,943
Commissions receivable	429,324
Total	$934,267
Receivable from brokers	$156,150
Allowance for credit losses	(17,160)
Total	$138,990
Grand Total	$1,073,257

[4] Revenue recognition:

The Company complies with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Income:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Soft Dollar Arrangements:

The Company permits certain of its customers to allocate a portion of their commissions to pay for research products and other securities-related services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company acts as an agent in the provision of research and the commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis. The net commission is recorded on the trade date, which is when the Company believes the performance obligation is satisfied. The liability arising from this activity fluctuates up or down in the normal course of operations as additional commissions are generated or Rule 28(e) are paid, respectively, and amounted to $39,015 at December 31, 2024. The Company as determined the transaction price for trade execution services and soft dollar arrangements to be the stated contractual amounts due to the at-will termination rights and the amounts collected under these contracts are typically not refunded once the contract is terminated.

Other Fees:

The Company performed an in-house trader function for a customer from time to time, on demand. The Company charges the customer a fee in arrears for the service. The fees were recorded monthly, at the end of the month during which the service was performed. Total fees earned from this service were $35,748 for the year ended December 31, 2024, contained within interest and other income. The activity was permanently discontinued in September 2024.

[5] Translation of foreign currencies:

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred and translated into U.S. dollars at average exchange rates prevailing during the year

[6] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment, and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[7] Income taxes:

The Company is a single member limited liability company and a disregarded entity for U.S. federal income tax purposes.

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The components of income tax expense consisted of the following for the year ended December 31, 2024.

Current income tax expense:		
Federal	$	(306,167)
State		(104,355)
Total current expense	$	(410,522)
Deferred income tax:		
Federal	$	(36,858)
State		(6,177)
Total deferred expense (benefit)		(43,035)
Total income tax expense (benefit)	$	(453,557)

As of December 31, 2024, the Company had deferred tax related to deferred tax deductions of $43,035.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense (or benefit), which is also paid to or received from the Parent.
State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Any such changes could significantly affect the amounts reported in the statement of operations.

For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized during the year. The tax statute of limitations for the above noted tax filings are still open for all years after 2020 as of the date of this report.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9] Client commission arrangement or research credits:

The Company ensures commission arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other permissible expenses. The Company carried a $39,015 payable balance related to this activity at December 31, 2024.

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Segment reporting:

The Company has one reportable segment as a securities broker dealer, comprised of several services, including engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. The chief operating decision maker ("CODM") is the Board of Managers. Net income, as reported in the Company's Statement of Operations, is used by the CODM to assess the Company's performance and decide how to allocate resources, invest profits, retain excess net capital, or to pay its parent a dividend. Additionally, the CODM uses excess net capital (see Note D and Supplemental Information) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay a dividend or inject capital.

The Company's operations constitute a single operating segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note B).

The Company derived an estimated combined 38% of total revenues earned during the year ended December 31, 2024, from three customers. For the year ended December 31, 2024, an estimated $2,924,481 of commission revenues were generated by U.S. based clients versus $3,631,230 by foreign clients, or 45% and 55% of revenue respectively.

The significant expenses of the segment are reported on the accompanying statement of operations of this report.

NOTE C – MEMBERS' CAPITAL

Members' capital consists of common interests. State Street Corporation is the sole member.

NOTE D – NET CAPITAL REQUIREMENTS

CF Global Trading LLC is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2024, the Company had net capital of $3,330,803 which was $3,080,803 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

NOTE E – FIXED ASSETS

Fixed assets at December 31, 2024 are comprised of the following:

Computer and office equipment	$ 427,733
Furniture and fixtures	74,741
Leasehold improvements	8,354
Capitalized software	779,303
Total cost	1,290,131
Less accumulated depreciation	(1,269,500)
Fixed assets	$ 20,631

The Company recognized $16,828 of depreciation and amortization expense for the year ended December 31, 2024.

The accompanying notes are an integral part to these financial statements   10

CONFIDENTIAL

CF GLOBAL TRADING, LLC

Notes to Financial Statements
December 31, 2024

NOTE F – COMMITMENTS

The Company recognizes and measures its leases in accordance with FASB ASC 842. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of operating real estate lease for its New York and office, as detailed below.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, for office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for its New York office space and office with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in the determination of the lease liability and are recognized as variable costs when incurred.

The Company's lease is expiring on April 30, 2025 and will not be renewed and the letter of credit in the amount of $85,353 securing the lease will be terminated as well.

The components of lease cost for the year ended December 31, 2024, are as follows:

Operating lease cost	$	128,030
Variable lease cost		611
Short term lease cost		37,927
Total lease cost	$	166,568

The liability arising from the lease as at December 31, 2024 is $42,397.
Reductions to ROU assets resulting from reductions to lease obligations: $119,377.

NOTE G - RELATED PARTY TRANSACTIONS

At December 31, 2024, the Company had $225,725 in receivable from its Parent and affiliates, including $126,900 current tax receivable from its Parent, and $73,825 receivable from its affiliates, as follows:

Receivable from affiliates		
CF Global (HK) Ltd	$	34,267
CFGT EU (SA)		39,557
Total	$	73,825

At December 31, 2024, the Company had $2,189 in liabilities under various expense sharing agreements in place with it Parent and affiliates for various administrative support services. The Company also incurred services fees under its commission sharing agreements with CF Global Trading (UK) Ltd and CF Global (HK) Ltd of approximately $1,046,752 and $464,943 respectively.

Notes to Financial Statements
December 31, 2024

NOTE H - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a non-clearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in money market mutual funds which are not covered by FDIC insurance. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

Other Guarantees
In the normal course of business, the Company's activities involve the execution of customer securities transactions through certain service providers, such as clearing agents and clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligation since, pursuant to clearing and other agreements, the Company has agreed to indemnify the service providers without limit for losses that the service providers may sustain from the clients introduced by the Company. However, the transactions are secured by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

NOTE I - **Employee Benefit Plans**

The Company had an agreement with a non-government pension fund in accordance with which employee contributions were made twice a month. Contributions were calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the fund during the employment period and distributed by the fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the fund. There were no employer contributions to the plan for the year ended December 31, 2024. The Plan is in process of being terminated as employees transitioned to a plan offered by its Parent during the year.

CF GLOBAL TRADING, LLC

NOTE J – Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date but before the financial statements are issued and has determined that there were no other subsequent events than disclosed above requiring adjustment or disclosure in the financial statements.